# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Industrial Logistics Properties Trust, CIK 0001717307
CUSIP: 456237106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: TWO NEWTON PLACE, 255 WASHINGTON STREET, SUITE 300, NEWTON, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001337074

## Reporting persons
- He Zhengxu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,525,982; shared voting power 0; sole dispositive power 5,525,982; shared dispositive power 0; aggregate amount beneficially owned 5,525,982 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Industrial Logistics Properties Trust
Address of issuer's principal executive offices: TWO NEWTON PLACE, 255 WASHINGTON STREET, SUITE 300, NEWTON, MASSACHUSETTS, 02458

## Item 2. Person Filing
Name of person filing: He Zhengxu
Address of principal business office or, if none, residence:
5150 Hidalgo St.
Unit 1602
Houston, TX 77056
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5525982
Percent of class: 8.3
Sole power to vote or to direct the vote: 5525982
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5525982
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- He Zhengxu: He Zhengxu, Mr. (02/19/2025)